UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2002

Lisa K. Bork
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2002

Dear Ms. Bork:

This is in response to your letters dated January 22, 2002 and March 14, 2002 concerning the shareholder proposal submitted to ExxonMobil by Sisters of St. Dominic of Caldwell, NJ, Catholic Foreign Missionary Society of America (Maryknoll Fathers and Brothers), Maryknoll Sisters, Sisters of the Order of St. Dominic, Ursuline Sisters of Tildonk, Mercy Consolidated Asset Management Program, Religious of the Sacred Heart of Mary, School Sisters of Notre Dame, Convent Academy of the Incarnate Word, National Ministries American Baptist Churches USA and General Board of Global Ministries of the United Methodist Church. We also have received letters on the proponents' behalf dated March 3, 2002 and March 16, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Paul M. Neuhauser
134 Opal
Balboa Island, CA 92662

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1473 Telephone
972 444 1432 Facsimile
lisa.k.bork@exxonmobil.com

Lisa K. Bork
Counsel

ExxonMobil

January 22, 2002

VIA Network Courier
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: **Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8**
Omission of Shareholder Proposal -- Linking Social and Environmental Concerns in Determining Executive Compensation

Dear Sir or Madam:

Exxon Mobil Corporation ("ExxonMobil" or the "Company") has received the shareholder proposal attached as Exhibit 1 from the Sisters of St. Dominic of Caldwell, New Jersey (the "Proponent") and ten "co-filers" for inclusion in the Company's proxy material for its 2002 annual meeting of shareholders. ExxonMobil intends to omit portions of the proposal from its proxy material pursuant to Rule 14a-8(i)(10) (substantial implementation) and Rule 14a-8(i)(3) (materially false and misleading statements). We respectfully request the concurrence of the staff of the Division of Corporation Finance that no enforcement will be recommended if the Company omits such portions of the proposal from its proxy materials. This letter and its enclosures are being sent to the Commission pursuant to Rule 14a-8(j).

The Shareholder Proposal

The shareholder proposal is set forth in its entirety in Exhibit 1. The resolution is as follows:

> "RESOLVED: Shareholders request that the Board Compensation Committee should consider non-financial factors, including social and environmental concerns, in determining compensation for top executives. We recommend the Committee consider setting executive performance goals that take into account disparities between increases in top executives' compensation and that of the lowest paid workers, as well as to environmental liability and progress."

Reason for Omission of Statements: Substantial Implementation (Rule 14a-8(i)(10))

Rule 14a-8(i)(10) allows a company to exclude a proposal if the company, "has already substantially implemented the proposal." In 1983, the Commission adopted the current interpretation of the exclusion, noting that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented:

> "In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [predecessor to 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Release No. 34-20091 (August 16, 1983).

The Company believes that the first sentence of the resolution has been substantially implemented and can therefore be omitted from the proxy statement. In this sentence, Proponent asks that shareholders request that "the Board Compensation Committee should *consider non-financial factors*, including social and environmental concerns, in determining compensation for top executives." (Emphasis added; see Exhibit 1.) The BCC does, in fact, consider non-financial factors in determining compensation for the CEO and other elected officers.

As described in the Board Compensation Committee ("BCC") Report in the Company's 2001 Proxy Statement (see Exhibit 2), the BCC recommends the CEO's salary to the Board of Directors, and sets the salaries for ExxonMobil's other elected officers. The BCC also establishes a ceiling for incentive awards each year. The ceiling is based on ExxonMobil's business performance, progress towards long-term goals and competitive position. Some of the measures of performance considered by the BCC are financial results, including operational earnings and cost management. However, corporate citizenship, safety performance, environmental performance, and operational excellence are also important factors which are considered. No specific weights are assigned to any of these factors, as the BCC does not think that narrow, quantitative measures or formulas are sufficient for determining executive compensation.

Some specific ways in which the BCC receives non-financial information include the following:

- Annual Review of Safety, Health and Environment with Board or Committee. The Safety, Health & Environment ("SHE") department of the Company annually provides an overview of SHE performance either to the entire Board or to the Public Issues Committee of the Board. At such overview in April 2001, the Vice President of SHE and other individuals provided to the Public Issues Committee of the Board an overview of ExxonMobil's 2000 Safety, Health & Environmental performance, including (1) hazard losses, (2) marine spills, (3) regulatory compliance, (4) environmental emissions and (5) global health initiatives. They summarized their presentation by noting employee and contractor safety, environmental progress and health initiatives. When the annual SHE review is provided to the Public Issues Committee, such committee provides a summary of the review to the entire Board (which obviously includes all members of the BCC).

- Periodic Reports to the Board on Environmental Issues. The Vice President of SHE and other appropriate individuals make presentations from time to time to update the Board on important environmental issues. For example, at the April 2001 Board meeting, the Vice President of SHE provided a comprehensive update on global climate change issues. Major environmental issues, including major litigation matters and important regulatory and statutory measures impacting the Company, are also discussed at Board meetings to the extent deemed appropriate and necessary.

- Report on Company Operations at BCC Meeting. At the meeting at which the BCC set the salaries and incentive compensation awards for senior executives for 2002, the Chairman reported to the BCC with respect to various aspects of the Company's business for the year. He discussed a number of items, including operating earnings, cost management, competitive positioning in various business lines and longer-term investments and strategies. He also discussed the Company's SHE and operational performance.

When a company can demonstrate that it has already adopted policies or acted to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See *Hilton Hotels Corporation* March 7, 2001); *Exxon Mobil Corporation* (January 24, 2001); *Nordstrom Inc.* (February 8, 1995); *The Gap, Inc.* (March 8, 1996).

In *Hilton Hotels Corporation* (cited above), the Staff concurred with that company that it had substantially implemented a proposal that requested the company's compensation committee to "incorporate measures of franchisee satisfaction in establishing and administering standards for use in awarding performance-based compensation for senior executives." The Hilton Compensation Committee mentioned in its "Compensation Committee Report on Executive Compensation" in the company's proxy statement that it took into account "individual goal achievement" in awarding performance-based compensation. The company stated in its letter to the Staff that a component of individual goal achievement for the senior executives responsible for franchise operations was the measure of franchisee satisfaction as indicated by surveys and other factors. The Staff concurred with the company's position that the proposal could be omitted despite the proponent's argument that it was not apparent from reading the Compensation Committee Report alone that such committee took franchisee satisfaction into account in establishing and administering its performance-based compensation.

In sum, the Board Compensation Committee has substantially implemented a portion of the proposal because the BCC does consider non-financial factors, including environmental concerns, in determining compensation for top executives. Environmental issues are routinely discussed or reported on at Board and committee meetings. The BCC members are privy to all this information as members of the Board. The Company believes that it may omit the first sentence of the resolution on the grounds of substantial implementation.

Reason for Omission of Other Statements: False and Misleading (Rule 14a-8(i)(3))

The Company believes that several statements of the Proponent's proposal may be omitted pursuant to Rule 14a-8(i)(3). This rule provides that a proposal may be omitted if it is contrary to any of the proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials.

1. First Sentence under "Statement of Support"

In 2001, the Staff concurred with the Company that it could delete the following first sentence in the Statement of Support:

> "One reason why we believe there should be an examination of the executive compensation packages of this company is the amount of misinformation our Company continues to release to shareholders and the public."

Exxon Mobil Corporation (March 19, 2001). (See Exhibit 3 for last year's correspondence with the Staff, as printed from Lexis.) The same sentence appears in the proposal again this year. For the same reasons we explained last year, the Company believes this statement is materially false and misleading. Proponent offers absolutely no foundation for the assertion that the Company is releasing misinformation. The Company maintains this statement is wholly and absolutely false.

2. Second and Third Sentences under "Statement of Support"

The remainder of the first paragraph under the "Statement of Support" is also materially false and misleading, as it raises topics that are completely unrelated to the proposal. It reads as follows:

> "We believe that ExxonMobil has misinformed shareholders about global warming with inaccurate statements and unreliable information. In addition we believe CEO Lee Raymond made inaccurate statements and used unreliable information when discussing global warming at the May 2000 Annual Meeting."

The Company believes that both of these statements are materially false and misleading as they are completely superfluous and irrelevant to the proposal itself. Even if one were to share the

Proponent's beliefs about global warming, it is difficult, if not impossible, to see how statements that Mr. Raymond or the Company made about global warming have anything to do with setting executive pay. One's stated opinions on global warming are not related to compensation disparities between workers or to linking social and environmental factors to compensation. For example, if the Company made statements about global warming with which Proponent agreed, how would that factor be considered in setting compensation? Would an executive get a higher or lower salary for agreeing with Proponent on global warming issues?

Proponent is attempting to use this proposal as a forum for voicing its opinions on global warming when such opinions have nothing to do with the actual proposal. It is confusing and materially misleading to shareholders for Proponent to try to link these disparate issues. The Staff has concluded many times that irrelevant portions of supporting statements may be omitted under Rule 14a-8(i)(3). See, for example, *Freeport-McMoRan Copper & Gold Inc.* (February 22, 1999), wherein the Staff agreed that several statements in the supporting statement (relating to compliance with the Foreign Corrupt Practices Act, use of a hovercraft by the company's directors and other matters) could be omitted as they were unrelated to the proposal to elect directors annually. See also *Knight-Ridder, Inc.* (December 28, 1995) (Staff concluded that three paragraphs of the supporting statement could be omitted as they were "confusing and misleading to the shareholders because they are unrelated to the subject matter of the proposal").

3. Sixth Bullet Point of "WHEREAS" clause

This bullet point reads as follows:

"A Price Waterhouse survey of securities/issuers in 1992 found that as many as 62% of responding companies had known of environmental liability exposures that were not yet recorded in financial statements."

This statement is materially misleading for many reasons, including the following:

- It is completely irrelevant to the proposal. Even if one were to assume that this statement is still true, ten years after the report was published, it strains one's sense of logic and reason to see how the study relates to the proposal. In other words, whether or not environmental liability exposures are recorded in financial statements has no connection to the consideration by the Board Compensation Committee of *non-financial factors* in setting compensation.

  Further, since Proponent's lawyer stated last year that "no allegation is made that Exxon is in the 62% and none is implied," (see page 8 of Exhibit 3) we can assume that Proponent believes we are not in the 62% (or at least for this proposal, Proponent is willing to say that it is not trying to imply to shareholders that the Company is in the 62%). If this is the case, then the "problem" that Proponent is evidently trying to showcase by citing the study is inapplicable -- by Proponent's own admission -- to the

Company, and therefore to the proposal. If, as the Company maintains and as Proponent is willing to assume for this Proposal, the Company does accurately disclose environmental liabilities in its financial statements, then shareholders could not possibly determine what the relevance of the study is to this proposal.

If Proponent has changed its mind from last year and now does in fact believe and mean to imply that the Company is not properly recording environmental exposures in financial statements (and thus that the Company is in the 62%), Proponent does not provide any proof to support the implication.

The insertion of this statement in Proponent's proposal is merely a way for Proponent to use its proposal as an avenue to disseminate irrelevant information that Proponent, for whatever reason, finds interesting and that potentially casts a negative light on the Company. However, Proponent's use of this information in the context of a proposal purporting to be about executive compensation is completely irrelevant and therefore misleading to shareholders. No reasonable shareholder would be able to determine what the relevance of the study is to this proposal, or how it supports Proponent's proposal.

- At over a decade old, this survey's information is so stale as to be false and misleading. The Company has argued in the past that this statement contains stale information. The study is now over ten years old and the Company believes that, in the event the Staff disagrees that the information is irrelevant as argued above, the study is certainly too old to provide any relevant information for consideration by the voting shareholders.

  As further evidence that the survey is not a good indicator of current reporting of environmental liabilities, PricewaterhouseCoopers (formerly Price Waterhouse) has provided the Company with further information regarding the 1992 survey and the state of financial reporting of environmental liabilities subsequent to such time. See attached Exhibit 4. The attached letter from PricewaterhouseCoopers (PwC) points out that much has changed since 1992:

  > "Since the 1992-1994 time frame, the regulatory and legal environment and accounting practice related to environmental obligations have evolved significantly due to a number of factors, including the issuance of SEC Staff Accounting Bulletin 92 "Accounting disclosures relating to loss contingencies." As such, with the issuance of new clarifying accounting literature and regulatory guidance, *the insights from the survey taken in 1992 and the follow-on survey in 1994 have lost relevance.*"

  See Section 3 of PwC letter attached as Exhibit 4 (emphasis added).

As explained at length above, the sixth bullet point of the proposal is completely irrelevant on its face. Financial reporting of environmental liabilities and executive compensation are two different matters. Further, even if the Staff were to disagree with the Company on this point and determine that the information quoted in the PwC survey is relevant *in theory*, in practice the information is too old to be reliable in the absence of further support or clarification by Proponent. The Company believes this bullet point can be omitted from the proposal in the proxy statement.

Conclusion

For the reasons set forth above, the Company believes that it may properly omit the proposal.

If you have any questions or require additional information, please contact me directly at 972-444-1473. In my absence, please contact James E. Parsons at 972-444-1478. Please file-stamp the enclosed copy of the letter without exhibits and return it to me in the enclosed envelope. In accordance with SEC rules, I am also enclosing five additional copies of this letter and the enclosures. A copy of this letter (and enclosures) is being sent to the proponent.

Sincerely,

Lisa K. Bork

LKB
Enclosures

cc - w/enc: **Proponent:**
Sister Patricia A. Daly
Corporate Responsibility Representative
Sisters of St. Dominic of Caldwell, NJ
Office of Corporate Responsibility
52 Old Swarswood Station Road
Newton, NJ 07860

Co-Filers:

Rev. Joseph P. LaMar, M.M.
Maryknoll Fathers and Brothers
P.O. Box 305
Maryknoll, NY 10545-0305

Co-Filers (cont'd.):

Ms. Linda Hincken
Sisters of St. Dominic
555 Albany Avenue
Amityville, NY 11701-1197

Ms. Cathy Rowan
Corporate Social Responsibility Coordinator
Maryknoll Sisters
100 Ryder Road
Maryknoll, NY 10545-0311

Sister Valerie Heinonen
Corporate Responsibility Consultant
Ursuline Sisters of Tildonk
United States Province
81-15 Utopia Parkway
Jamaica, NY 11432-1308

Sister Valerie Heinonen
Corporate Responsibility Consultant
Mercy Consolidated Asset Management Program
205 Avenue C, #10E
New York, NY 10009

Sister Rosamond Blanchet, RSHM
Provincial Councillor
Religious of the Sacred Heart of Mary
Provincial Center
50 Wilson Park Drive
Tarrytown, NY 10591-3023

Sister Eileen Reilly, SSND
School Sisters of Notre Dame
345 Belden Hill Road
Wilton, CT 06897-3898

Ms. Connie J. Takamine
General Board of Global Ministries of The United Methodist Church
475 Riverside Drive
New York, NY 10115

Co-filers (cont'd.):

Ms. Aundreia Alexander
Director
National Ministries American Baptist Churches USA
P.O. Box 851
Valley Forge, PA 19482-0851

Sister Barbara Netek, IWBS
Justice and Peace Committee, Chair
Convent Academy of the Incarnate Word
2930 South Alameda
Corpus Christi, TX 78404-2798

EXHIBIT 1

RECEIVED
NOV 27 2001
LISA K. BORK

RECEIVED
T. PETER TOWNSEND
NOV 26 2001

To Praise
To Bless
To Preach

Congregation of the Holy Cross

Sisters of St. Dominic
555 Albany Avenue
Amityville, NY 11701-1197
Tel: 631-842-6067 Fax: 631-842-1347
Email: LindaHincken@aol.com

Chief Financial ~~Officer~~

RECEIVED BY
OFFICE OF THE CHAIRMAN
2001 - 08656
NOV 26 2001
Routed for Action to: TPT
Informational Copy to:

SHAREHOLDER RELATIONS
NOV 2 / 2001
NO. OF SHARES -0-
COMMENT: TPT/DGH/DWW
ACTION: SMD/REG/JP/TE/LB

November 6, 2001

Mr. Lee Raymond, CEO
ExxonMobil
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Lee Raymond:

The Sisters of the Order of St. Dominic looks for social, as well as financial, accountability in its investments. The Sisters of the Order of St. Dominic, Inc. is a religious organization that is interested in the well being of all people and the environment in which they live. We intend to take an active role in assuring that our finances are used towards those ends.

The Amityville Dominican Sisters are the beneficial owners of 35,000 shares of common stock which we intend to hold until after the annual meeting. Verification of ownership is attached.

I am hereby authorized to notify you of our intention to present the attached proposal regarding the linking of social and environmental concerns in determining executive compensation performance for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with the rule 14-a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

Patricia Daly, Community of the Sisters of St. Dominic of Caldwell,NJ will be the contact person for this resolution. We look forward to discussing the issues surrounding the compensation paid to executives

Sincerely,

Linda Hincken

Linda Hincken, CFO

EXXON MOBIL
Linking Social and Environmental Concerns in Determining Executive Compensation

WHEREAS:

- We believe that executive compensation should reflect not only the financial performance of a company, but also the total performance, including social and environmental criteria;
- During the period 1990-2000, corporate profits rose 114%, the S&P 500 rose 300%, and CEO pay rose 571%. During the same period, average worker pay rose 37%;
- The average large company CEO made 531 times more than the average production worker in 1999 (*Business Week*). If the pay of the average manufacturing worker had increased as fast as CEO pay between 1990-2000, it would be $120,491/year, not $24,668/yr. If minimum wage rose as fast as CEO pay it would be $25.50/hour, not $5.15/hour;
- Business leaders and thinkers ranging from J.P. Morgan to Peter Drucker have argued against wide pay gaps and call for limits on executive pay;
- ExxonMobil's CEO received $41,696,282 in overall compensation in 2000 (2001 proxy statement);
- A Price Waterhouse survey of securities' issuers in 1992 found that as many as 62% of responding companies had known of environmental liability exposures that were not yet recorded in financial statements;
- ExxonMobil has been sued for up to $4.7 million for nearly 200 violations of the Clean Air Act and has been sued with a partner company for $4.8 million for toxic discharges into San Francisco Bay (*The Herald,* Glasgow). Federal and State agencies have initiated numerous actions against the company. Our liabilities for the Valdez spill have only recently been settled.

RESOLVED: Shareholders request that the Board Compensation Committee should consider non-financial factors, including social and environmental concerns, in determining compensation for top executives. We recommend the Committee consider setting executive performance goals that take into account disparities between increases in top executives' compensation and that of the lowest paid workers, as well as to environmental liability and progress.

STATEMENT OF SUPPORT

One reason why we believe there should be an examination of the executive compensation packages of this company is the amount of misinformation our Company continues to release to shareholders and the public. We believe that ExxonMobil has misinformed shareholders about global warming with inaccurate statements and unreliable information. In addition we believe CEO Lee Raymond made inaccurate statements and used unreliable information when discussing global warming at the May 2000 Annual Meeting.

Links between executive compensation and environmental performance do not impose arbitrary limits. Instead, they address issues of

- The lost profitability represented by waste by- products released into the environment instead of being utilized in production processes.
- The increasing detrimental and unstable environmental impacts of operating waste and output.

By joining executive compensation with social and environmental liability and progress, our company can establish social and environmental accountability as an integral business goal that positively impacts the bottom line and helps to reverse global trends of waste and degradation.

EXHIBIT 2

ExxonMobil

Notice of 2001 Annual Meeting and Proxy Statement

including

Financial Statements

YOUR VOTE IS IMPORTANT
PLEASE VOTE YOUR SHARES PROMPTLY

BCC REPORT ON EXECUTIVE COMPENSATION

Overview

ExxonMobil's success depends on developing, motivating and retaining executives who have the skills and expertise required to lead a global organization. To that end, our executive compensation program is designed to motivate, reward and retain the management talent our company needs to achieve its business goals and maintain its leadership. We do this with:

- competitive base salaries in keeping with a philosophy of career continuity;
- rewards for exceptional performance and accomplishments; and
- incentives to meet short-term and long-term objectives.

The nature of the petroleum business requires long-term, capital-intensive investments. These investments often take years to generate a return to shareholders. Accordingly, we grant incentive awards with a view toward long-term corporate performance. These awards may not fluctuate as much as year-to-year financial results. Under our program, a substantial portion of senior executives' potential compensation depends on increases in shareholder value.

ExxonMobil pays for performance based on an individual's level of responsibility. For this purpose, performance means both individual and corporate performance. Individual performance includes the ability to put ExxonMobil's business plans into effect and to react to unanticipated events. We base compensation decisions for all executives, including the Chief Executive Officer (CEO) and the other executives named in the Summary Compensation Table on page 18 on these criteria.

The three major components of ExxonMobil's compensation program are base salary, short term incentive awards, and long term incentive awards.

Base Salary

In keeping with the long-term and highly technical nature of ExxonMobil's business, we take a long-term approach to management development. This career-oriented philosophy requires a competitive base salary. Each year, we adjust ExxonMobil's salary structure based on competitive positioning (comparing ExxonMobil's salary structure with salaries paid by other companies), ExxonMobil's own business performance, and general economic factors. Specific weights are not given to these factors, but competitive positioning is the most important factor.

We use a number of surveys to determine ExxonMobil's competitive salary position. We compare our salary structure with the U.S.-based oil companies in the industry group used for comparing stock performance on page 24. We do not consider salary data from the foreign-based oil companies in that group. Their executive compensation structures are not considered comparable.

ExxonMobil's business, and the competition for executives, extend beyond the oil industry. Therefore, we also compare our salary structure with other major U.S.-based corporations. ExxonMobil is significantly larger and more diverse than the other surveyed companies. Therefore, ExxonMobil targets its salary ranges between the median and high end of the survey data. Within these ranges, we determine individual executive salaries based on individual performance, level of responsibility, and experience. The BCC recommends the CEO's and Vice Chairman's salaries to the Board of Directors, sets the salaries for ExxonMobil's other elected officers, and reviews the salaries of other senior executives.

Short Term Incentive Awards

Short term incentive awards consist of cash bonuses and Earnings Bonus Units (EBUs). See page 21 for a description of the terms of EBUs. We grant short term awards to executives to reward their contributions to the business during the past year. We also grant EBUs as incentives for strong, mid-term corporate performance. EBUs help stress that decisions and contributions in any one year affect future years. In 2000, approximately one half of executive bonuses were in the form of EBUs. The cumulative earnings required for maximum payout of each EBU granted this year was increased from those granted in 1999.

Each year, the BCC establishes a ceiling for cash bonuses and EBUs. The ceiling for 2000 was $144 million. Almost all of that amount was granted in awards to approximately 1,800 employees. The ceiling is based on ExxonMobil's business performance, progress towards long-term goals, and competitive position. No particular formula is used. Some of the measures of performance considered by the BCC include net income, earnings per share, return on capital employed, return on equity, dividends, and operational excellence. The BCC does not give specific weights to these measures. The 2000 ceiling was increased from the 1999 ceiling in recognition of ExxonMobil's record earnings, the significant progress made in realizing synergies resulting from the merger, and the increased size of the company and number of executives resulting from the merger.

The bonus an executive receives depends on the executive's individual performance and level of responsibility. Each year, we assess relative performance based on factors including initiative, business judgment, technical expertise, and management skills.

Long Term Incentive Awards

Long term incentive awards are intended to develop and retain strong management through share ownership and incentive awards that recognize future performance. Stock options were the primary long term incentive granted to executive officers and over 5,700 other key employees in 2000. The BCC believes that a significant portion of senior executives' compensation should depend on value created for the shareholders. Options are an excellent way to accomplish this because they tie the executives' interests directly to the shareholders' interests. See page 19 for a description of the terms of options.

The number of options granted to executive officers is based on individual performance and level of responsibility. For this purpose, the committee measures performance the same way as described above for short term awards. Option grants must be sufficient in size to provide a strong incentive for executives to work for long-term business interests and become significant owners of the business. The number of options held by an executive is not a factor in determining subsequent grants. Granting options on that basis could create an incentive for executives to exercise options and sell their shares.

The company does not have required levels for equity holdings by senior management, but long term awards are designed to encourage share ownership. The five officers named in the Summary Compensation Table on page 18 have, on average, equity holdings of approximately 16 times salary as of year-end 2000. In addition, other elected officers have holdings that exceed typical ownership guidelines used by some companies in industry.

Last year, the BCC granted Career Shares to a limited number of senior executives. Career Shares are shares of ExxonMobil common stock that normally may not be sold until after an executive reaches normal retirement age. The shares may be forfeited if an executive leaves before that time. Given the size, complexity, and global scope of ExxonMobil's business, it is essential to retain an experienced senior management team. Career Shares help ExxonMobil retain key strategic and operating executives for the long term. These awards also provide an additional incentive for superior long-term corporate performance and align their total compensation with senior executives in the group of industry and other major U.S. corporations used in our compensation survey. The number of Career Shares granted to senior executives also reflects the increased responsibility and complexity of senior positions.

The committee bases individual Career Share grants on the executive's personal contribution and level of responsibility. The number of shares held by an executive is not a factor in determining individual grants since Career Shares are primarily designed to promote long-term retention.

U.S. Income Tax Limits on Deductibility

U.S. income tax law limits the amount ExxonMobil can deduct for compensation paid to the CEO and the other four most highly paid executives. Performance-based compensation that meets IRS requirements is not subject to this limit. The short term awards and stock option grants described above are designed to meet these requirements so that ExxonMobil can continue to deduct the related expenses. Specifically, the shareholders have approved broad performance measures for short term awards to the top executives. The shareholders also set limits on short term awards to these executives (0.2% of operating net income) and on individual option grants (0.2% of outstanding shares at year-end 1996, adjusted for stock splits). These are not targets, only maximums established for deductibility purposes. Actual award levels have been significantly less based on the factors and judgments described in the preceding sections of this report.

CEO Compensation

Within the framework described above, the BCC determines the CEO's compensation by judging his individual contributions to ExxonMobil's business, level of responsibility, and career experience. The BCC does not think narrow quantitative measures or formulas are sufficient for determining Mr. Raymond's compensation. The committee does not give specific weights to the factors considered, but the primary factor is the CEO's individual contributions to the business.

The combination of Mr. Raymond's base salary, short term incentive awards, and Career Share award recognizes his outstanding contributions to ExxonMobil's business performance, continued strengthening of the corporation's worldwide competitive position, and its progress toward long range strategic goals. The BCC believes this compensation will retain his leadership, and is appropriate compared to CEOs of ExxonMobil's competitors and other large, complex, global organizations. Mr. Raymond's long term equity based incentive awards recognize the long-term nature of ExxonMobil's business and the desirability of linking a significant portion of his potential compensation to shareholder value creation.

In determining Mr. Raymond's total compensation, the BCC considered Mr. Raymond's level of responsibility, his leadership, and his overall contribution as CEO. The BCC believes his package is appropriately positioned relative to the CEOs of U.S.-based oil companies and other major U.S.-based corporations.

Summary

The BCC is made up of nonemployee directors who do not participate in any of the compensation plans they administer. The BCC approves or endorses all the programs that involve compensation paid or awarded to senior executives.

The BCC is responsible for ensuring that ExxonMobil's compensation program serves the best interest of its shareholders. To help meet this responsibility, the BCC is guided by an independent analysis prepared by an outside consultant. This analysis, based on a survey of comparable positions at 17 other major corporations both within and outside the oil industry, focuses on the competitiveness of total compensation for the CEO and other senior executives. The BCC also considers the results of the salary surveys described above.

In the opinion of the committee, ExxonMobil has an appropriate and competitive compensation program. The combination of sound base salary, competitive short term bonuses, and emphasis on long term incentives provides a balanced and stable foundation for effective executive leadership.

William R. Howell, Chairman
Michael J. Boskin
Donald V. Fites
Charles A. Heimbold, Jr.
Jess Hay
Walter V. Shipley

EXHIBIT 3

1ST LETTER of Level 1 printed in FULL format.

2001 SEC No-Act. LEXIS 395

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3), 14a-9

March 19, 2001

CORE TERMS: shareholder, proponent, exxonmobil, staff, environmental, warming, global, proxy, false and misleading, inaccurate, proxy statement, annual meeting, temperature, unreliable, chart, misinformation, undersigned, misleading, omit, top, referenced, enclosures, scientist, rose, non-financial, misinformed, indirectly, scientific, excludable, no-action

[*1] Exxon Mobil Corporation

TOTAL NUMBER OF LETTERS: 5

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 19, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 19, 2001

The proposal requests that ExxonMobil's Compensation Committee consider social and environmental concerns in determining compensation for top executives, and set executive performance goals that take into account disparities between increases in top executives' compensation and that of the lowest paid workers, as well as environmental liability and progress.

We are unable to concur in your view that ExxonMobil may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proposal must be revised to delete the sentence that begins "One reason why ..." and ends "... the public." Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).
[*2]
Sincerely,

Lillian K. Cummins
Attorney-Advisor

INQUIRY-1: Paul M. Neuhauser

Attorney at Law

March 15, 2001

Securities & Exchange Commission
450 Fifth Street, N.W.

Washington, D.C. 20549

Att: Jonathan Ingram, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to ExxonMobil Corporation

Dear Sir/Madam:

I am sending this letter in response to the supplemental no-action letter request, dated March 2, 2001, sent to the Securities and Exchange Commission by ExxonMobil Corporation (hereinafter referred to as "Exxon" or the "Company"), with respect to the shareholder proposal concerning executive compensation submitted to the Company by the Sisters of St. Dominic of Caldwell, N.J. (which institutional investor is referred to hereinafter as the "Proponent"), in which Exxon again contends that the Proponent's shareholder proposal may be excluded from the Company's year 2001 proxy statement by virtue of Rule 14a-8(i)(3).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder [*3] proposal must be included in Exxon's year 2001 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponents' shareholder proposal requests the Company's Board to consider non-financial factors, including the Company's environmental impacts, in setting the compensation of senior executives.

For the most part, the Company's letter adds nothing to its earlier communication to the Staff, other than to restate its arguments in a more vituperative manner. Nevertheless, with respect to "Neuhauser Section (ii)", we refer the Staff to the letter of even date concerning the shareholder proposal concerning renewable energy submitted by the Province of St. Joseph of the Capuchin Order for an additional discussion of the inaccurate statements made by Mr. Raymond at last year's shareholder meeting.

In any event, even if the Staff were to deem one or more of the Whereas statements to be impermissible under Rule 14a-9, the remainder of the proposal would not be excludable by virtue of Rule 14a-8(i)(3).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. We would appreciate your telephoning [*4] the undersigned at (until March 31) 949-673-5223 (phone and fax) with respect to any questions in connection with this matter or if the staff wishes any further information. Please also note that the undersigned may be reached by mail or express delivery until March 31:

134 Opal Street
Balboa Island, CA 92662

Very truly yours,

Paul M. Neuhauser
Attorney at Law

INQUIRY-2: ExxonMobil

Exxon Mobil Corporation

5959 Las Colinas Boulevard

Irving, Texas 75039-2298

972 444 1467 Telephone

972 444 1435 Facsimile

March 2, 2001

VIA NETWORK COURIER
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

RE: Securities Exchange Act of 1934 Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Executive Compensation Factors:
Response to Paul M. Neuhauser Letter

Dear Sir or Madam:

By letter dated January 19, 2001, Exxon Mobil Corporation ("ExxonMobil" or the "Company") requested the concurrence of the Staff of the Division of Corporation Finance that no enforcement will be recommended if the Company omits a shareholder proposal received from the Sisters of St. Dominic [*5] of Caldwell and two others for inclusion in the Company's proxy material for its 2001 annual meeting of shareholders. A copy of the Company's letter is attached as Exhibit A. ExxonMobil intends to omit the proposal from its proxy statement on the grounds that it contains numerous false and misleading statements in violation of Rule 14a-8(i)(3) -- violation of proxy rules.

By letter dated February 23, 2001, a copy of which was electronically delivered to the undersigned, Paul M. Neuhauser, attorney for the proponent, has raised objections to the Company's request. We believe those objections to be without foundation and reiterate our request for a No-Action letter.

Response to Neuhauser Arguments

Neuhauser Section (i):

This section of Mr. Neuhauser's letter deals with the Company's objections to the statement in the preamble to proponent's resolution providing:

"A Price Waterhouse survey of securities' issuers in 1992 found that as many as 62% of responding companies had known of environmental liability exposures that were not yet recorded in financial statements."

Mr. Neuhauser's argument that shareholder's should be required to sift through stale data to determine [*6] its continuing relevance -- particularly when they have only the barest measure of that data even to consider -- seems to us to be unpersuasive. More importantly, however, we categorically reject his statement that the statement is not intended to imply that ExxonMobil is somehow at fault. Either the statement is entirely irrelevant to the overall thrust of the proposal, in which case it should be deleted on that basis, or it is relevant solely because it is allegedly reflective of the Company's behavior, in which case it should be deleted as false and misleading. Again, we would direct the Staff's attention to the example provided in connection with Rule 14a-9, which provides:

"The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section. ...

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." (17 CFR 240.14a-9) (emphasis added)

Neuhauser Section (ii):

While Mr. Neuhauser's arguments regarding [*7] the Price Waterhouse data may be misguided, his arguments in connection with ExxonMobil's other objection arguably cross the line of good faith advocacy. The challenged text in proponent's statement provides:

"One reason why we believe there should be an examination of the executive compensation packages of this company is the amount of misinformation our Company continues to release to shareholders and the public." (emphasis added)

Mr. Neuhauser asserts that

"As a *preliminary matter, we note that the Company has not objected to* the Proponent's statement that 'CEO Lee Raymond made inaccurate statements and used unreliable information when discussing global warming at the May 2000 annual meeting'. Nor does the Company object to the statement that 'ExxonMobil has misinformed shareholders about global warming with inaccurate statements and unreliable information. Since these two statements are conceitedly true, it follows ineluctably that Exxon releases 'misinformation' 'to shareholders and the public.'"

Mr. Neuhauser's conclusion is not only factually incorrect, it appears to be written in such a manner as to intentionally mislead the Staff. What is missing from [*8] the language quoted by Mr. Neuhauser is the qualification of both statements that they represent the opinion of the proponent. Had he bothered to quote the sentences in their entirety, the Staff would have seen that they actually provide:

"*We believe that ExxonMobil has misinformed shareholders about global warming* with inaccurate statements and unreliable information. In addition we believe CEO Lee Raymond made inaccurate statements and used unreliable information when discussing global warming at the May 2000 Annual Meeting." (emphasis added)

As the Staff knows, the impact of the missing language can be highly significant. The Staff has often required registrants to include statements of purported facts despite challenge so long as those statements are clearly designated as the opinion of the proponent. See, for example, Exxon Corporation, March 18, 1999, where the Staff imposed just such an obligation. Note that Mr. Neuhauser represented the proponent in that instance as well. Had ExxonMobil objected to the quoted statements in the instant case, Mr. Neuhauser would now be arguing that the proponent is entitled to its opinion and that the Company [*9] has no reasonable grounds to object. To assert that the failure to object renders the statements not only true but support for the further assertion of proponent -- which assertion is not couched as an opinion -- is beyond the pale and can not go unchallenged. Let there be no doubt, the Company categorically denies and objects to all of the statements and believes them to be false and misleading in violation of the rules.

The remainder of counsel's argument -- partial references to what the Chairman said, selective passages from documents not made available to the Staff, debates about what "most of the opponents" believe or do not believe, etc. -- are not facts, but are, at best, reflections of the opinions of the proponent. Lest the Company again be accused of accepting as truth everything not denied, however, we feel compelled to comment.

All of the quotes and references cited by Mr. Neuhauser occurred during the course of a candid, spontaneous, forty-five minute discussion involving the Chairman and proponents of an essentially identical proposal last year -- exactly the kind of dialogue that one would hope to occur at an annual meeting. Consequently, Mr. Neuhauser's "quotes" are [*10] apparently based on the memory of someone who attended the meeting. In contrast, ExxonMobil's positions on the issues at hand have been widely disseminated (see www.exxonmobil.com as well as last year's Proxy Statement). Recognizing that we do not expect the Staff to opine on the issue of global warming, a few specific references to the Company's position are appropriate:

. Mr. Neuhauser makes much of the Chairman's reference to a chart showing the temperature record of the Sargasso Sea. That same chart is referenced in the publication "Global Climate Change, A Better Path Forward" attached hereto as Exhibit B. That publication clearly indicates that the Company is not using the data for the purposes attributed to it by Mr. Neuhauser -- and the publication pre-dates the meeting. Mr. Neuhauser's quote from Dr. Keigwin is based upon Keigwin's understanding of how ExxonMobil was using his data as that use was described by the proponents to him. It does not say anything about how the data is actually being used as reflected in the publication.

. As the vote tallies in the State of Florida show, it is difficult to be absolutely accurate in connection with anything involving a large [*11] number of people. The Company accepts that there may have been some frivolous signatories to the petition as referenced by Mr. Neuhauser. On the other hand, no one, including proponents, has claimed that all of the signatures were improper or that the petition is not evidence that there exists a sizeable body of scientific thought that takes a position contrary to that asserted as "ultimate truth" by the proponents.

. Mr. Neuhauser's final reference to a chart used by Mr. Raymond presents another example of Mr. Neuhauser's apparent willingness to stretch the truth on behalf of his client. Contrary to the implication by Mr. Neuhauser that the Chairman was knowingly using false data, the chart presented by the Chairman reflected data that had been recalculated by the author to account for the effects of orbital decay referenced by Mr. Neuhauser. Moreover, the chart included peer-reviewed data for dates beyond the New York Times reference.

Consequently, the chart correctly reflected no more and no less than what the Chairman said, which was:

"If you eyeball this you could make a case statistically that in fact the temperature is going down. I'm not asserting that. Similarly, [*12] I reject the assertion that the temperature is going up. We need to understand what is going on and then take steps to deal with what we find."

Again, the entire quote (rather than Mr. Neuhauser's selective excerpt) clearly indicates there was no intent to misinform -- and no misinformation.

Thus, nothing presented by Mr. Neuhauser proves that ExxonMobil or its Chairman intentionally distributed false information and to claim the same as fact is false and misleading in violation of the rules.

Without belaboring the point, we must again note that, apart from our specific objections, we object to the entire tone of the proponent's submission. It attempts to portray the Company, and its senior management, as acting with improper motives. The fact of the matter is that proponents (and their counsel) simply do not agree with the Company's well-known position on the matter at hand. That disagreement, however, does not give them the right to utilize the shareholder proposal process (including counsel's highly objectionable approach) to paint the Company as something it is not. Therefore, we request the Staff concur with our request to omit this proposal on the grounds that it is [*13] false and misleading in violation of proxy rules.

If you have any questions or require additional information, please contact the undersigned directly at 972-444-1467. In my absence, please contact Lisa K. Bork at 972-444-1473. Please file-stamp the enclosed copy of this letter without exhibits and return it to me. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to Mr. Neuhauser and The Sisters of St. Dominic of Caldwell.

Very truly yours,

William R. Buck

INQUIRY-3: Paul M. Neuhauser

Attorney at Law

February 23, 2001

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Jonathan Ingram, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to ExxonMobil Corporation

Dear Sir/Madam:

I have been asked by the Sisters of St. Dominic of Caldwell, N.J. (which institutional investor is referred to hereinafter as the "Proponent"), which is a beneficial owner of shares of common stock of ExxonMobil Corporation (hereinafter referred to as "Exxon" or the "Company") and which has submitted a shareholder proposal [*14] to Exxon, to respond to the letter dated January 19, 2001, sent to the Securities & Exchange Commission by the Company, in which Exxon contends that the Proponent's shareholder proposal may be excluded from the Company's year 2001 proxy statement by virtue of Rule 14a-8(i)(3).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Exxon's year 2001 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponents' shareholder proposal requests the Company's Board to consider non-financial factors, including the Company's environmental impacts, in setting the compensation of senior executives.

RULE 14a-8(i)(3)

(i)

The statements is in no way misleading and certainly is true. The shareholders are informed as to the date of the study and they can make up their own minds as to its relevance. They cannot be misled when they have been presented with all of the relevant facts. Furthermore, no allegation is made that Exxon is in the 62% and none is implied.

(ii)

As a [*15] preliminary matter, we note that the Company has not objected to the Proponent's statement that "CEO Lee Raymond made inaccurate statements and used unreliable information when discussing global warming at the May 2000 annual meeting". Nor does the Company object to the statement that "ExxoMobil has misinformed shareholders about global warming with inaccurate statements and unreliable information. Since these two statements are *conceitedly true, it follows ineluctably that Exxon releases "misinformation"* "to shareholders and the public"

As background, we supply the Staff with the following information.

At the Company's last annual meeting, Chairman Raymond questioned the existence of global warming and the role of fossil fuels in creating warming. As the centerpiece of his argument, he used (as had an Exxon ad some time before) a chart showing a 3000 year temperature record of the Sargasso Sea. He stated: "...if you look at that, that's the earth's temperature as best as these scientists are able to estimate what it was for the past 3,000 years." (Emphasis supplied.)

The author of the study which Mr. Raymond used, Dr. Lloyd Keigwin, has stated:

I *believe ExxonMobil has been* [*16] *misleading in its use of the Sargasso Sea* data. There's really no way those results bear on the question of human-induced climate warming....I think the sad thing is ExxonMobil is exploiting the data for political purposes.

To extrapolate from a single spot on the earth's surface to the conclusion that the results are valid for the entire globe is, according to Dr. Keigwin, "something that no responsible scientist would do". This is especially true in light of the fact that the overwhelming number of scientific studies of temperatures throughout the globe consistently show global warming. Indeed, even most of the opponents of "global warming" admit that the world is growing warmer and merely dispute the cause of the warming.

At the same meeting, Mr. Raymond stated that "contrary to the assertion that has just been made that everyone agrees, it looks like at least 17,000 scientists don't agree". The petition to which he referred was allegedly signed by 17,000 scientists and had been circulated by Dr. Arthur Robinson (whose other scientific beliefs include his assertion that water contaminated by the Chenobyl Nuclear disaster is safe to drink). That petition had been discredited two [*17] years before Mr. Raymond asserted its value, both as to the misleading manner of circulation (see The New York Times of April 22, 1998) and the fact that listed among the 17,000 signers were such "scientists" as the Spice Girls, several characters from M*A*S*H* etc. The Associated Press reported (May 2, 1998) that Robinson conceded "that he had made little attempt to verify the credentials of those who responded to the petition".

At the same meeting, Mr Raymond also used a chart of temperature data which had been obtained by satellite observation and stated "if you just eyeball that, you could make a case statistically that, in fact, the temperature is going down". Once again, that view had been repudiated some two years earlier. Although that had been the original interpretation of the data, the August 13, 1998, issue of the scientific journal Nature (www.nature.com) reported that the methodology used in the research had been faulty in that the researchers had failed to take into account the fact of orbital decay (ie that the satellite gets lower as it travels), which had the effect of distorting the data and that once the data was corrected for this, they showed a slight [*18] warming. Dr. John Christy, the author of the original data, subsequently stated that after proper corrections had been made "the net result...shows a very slight warming in the lower atmosphere". (The New York Times, August 13, 1998.)

It strains credulity to believe that Mr. Raymond, with his enormous staff and the resources of the one of the two or three largest corporations in the world was unaware of the facts that Dr. Robinson's petition had been discredited and that the satellite data showed warming rather than cooling.

Consequently, it is abundantly clear that the Proponent's statement that the Company releases misinformation not only has a foundation but is, without the shadow of a doubt, true.

In any event, even if the Staff were to deem one or more of the statements to be impermissible under Rule 14a-9, the remainder of the proposal would not be excludable by virtue of Rule 14a-8(i)(3).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. We would appreciate your telephoning the undersigned at (after March 1) 949-673-5223 (phone and fax) with respect to any questions in connection with this [*19] matter or if the staff wishes any further information. Please also note that the undersigned may be reached by mail or express delivery after March 1 at:

134 Opal Street
Balboa Island, CA 92662

Very truly yours,

Paul M. Neuhauser
Attorney at Law

INQUIRY-4: ExxonMobil

Exxon Mobil Corporation

5959 Las Colinas Boulevard

Irving, Texas 75039-2298

972 444 1467 Telephone

972 444 1435 Facsimile

January 19, 2001

VIA NETWORK COURIER
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

RE: Securities Exchange Act of 1934 Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Executive Compensation Factors

Dear Sir or Madam:

Exxon Mobil Corporation ("ExxonMobil" or the "Company") has received the shareholder proposal attached as Exhibit 1 from the Sisters of St. Dominic of Caldwell and two others for inclusion in the Company's proxy material for its 2001 annual meeting of shareholders. ExxonMobil intends to omit the proposal from its proxy statement on the grounds that it contains numerous false and misleading statements in violation of Rule 14a-8(i)(3) [*20] -- violation of proxy rules. We respectfully request the concurrence of the Staff of the Division of Corporation Finance that no enforcement will be recommended if the Company omits the proposal from its proxy materials. This letter and its enclosures are being sent to the Commission pursuant to Rule 14a-8(j).

The Proposal

The proposal (attached in its entirety as Exhibit 1) provides:

Shareholders request that the Board Compensation Committee should consider non-financial factors, including social and environmental concerns, in determining compensation for top executives. We recommend the Committee consider setting executive performance goals that take into account disparities between increases in top executives' compensation and that of the lowest paid workers, as well as to environmental liability and progress.

Reasons for Omission

The Proposal may be excluded under Rule 14a-8(i)(3), which prohibits material contrary to the Commission's proxy rules

The Company believes that the Proposal violates Rule 14a-9 in that it contains false and misleading statements and is, therefore, excludible under 14a-8(i)(3). Specifically, the Company objects to the following [*21] assertions:

. In the preamble to the resolution, the proposal provides:

"A Price Waterhouse survey of securities' issuers in 1992 found that as many as 62% of responding companies had known of environmental liability exposures that were not yet recorded in financial statements"

The Company has two objections to this statement. First, whether true or not when initially published, at some point data becomes so stale as to be misleading. The Price Waterhouse study referenced by the Proponents is, at best, based upon 1992 data -- data that is now at least nine years old. Since the Proponents offer up the information as fact, they should have an obligation to verify that it remains true after the passage of so much time.

Secondly, and much more importantly, Proponent's desired implication is that ExxonMobil has somehow failed in its own duty to appropriately record and disclose environmental liability exposures. Rule 14a-9 expressly addresses such an implication in an example providing:

The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section. ...
(b) Material which directly or indirectly [*22] impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation. (17 CFR 240.14a-9)

Proponents have not, and can not, offer any proof whatsoever in support of such implication. When considered in the context of the Proponent's overall proposal, the implication is false and misleading, and thus excludible.

. In the Supporting Statement, the Proponents assert:

One reason why we believe there should be an examination of the executive compensation packages of this company is the amount of misinformation our Company continues to release to shareholders and the public. (emphasis added)

Proponents offer absolutely no foundation for this assertion, which the Company maintains is wholly and absolutely false. Proponents do not even bother to identify it as their personal belief. On the contrary, they offer it up as fact clearly contrary to the rules outlined above.

Apart from the specific assertions referenced above, the Company requests that the Staff consider the overall tone of the Proposal. Its entire structure, word choice, and selective combination [*23] of fact and opinion is purposefully designed to lead shareholders to conclude that the Company has somehow intentionally failed in its reporting obligations under SEC rules, in its obligations to comply with applicable environmental rules, or in its obligations to manage the business in the best interest of the shareholders. Essentially no real facts are set forth in support of this intended conclusion, but the overall impact is to damage the Company's reputation and image in the eyes of its shareholders. While there is no question as to a shareholder's right to disagree with the policies and practices of the corporation he or she owns, it does not necessarily follow that a shareholder has the right to disparage that corporation through the proxy process based on that disagreement alone. It is only reasonable that shareholders seeking to use the proxy process be required to deal in facts -- and that they be required to get their facts right. For these reasons, the Company believes this Proposal may be omitted on the grounds that it is false and misleading in violation of proxy rules.

If you have any questions or require additional information, please contact the undersigned directly [*24] at 972-444-1467. In my absence, please contact Lisa K. Bork at 972-444-1473. Please file-stamp the enclosed copy of this letter without exhibits and return it to me. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to The Sisters of St. Dominic of Caldwell.

Very truly yours,

William R. Buck

EXHIBIT 1

EXXON MOBIL

Linking Social and Environmental Concerns in

Determining Executive Compensation

WHEREAS:

. We believe that executive compensation should reflect not only the financial performance of a company, but also the total performance, including social and environmental criteria;

. During the period 1990-1999, corporate profits rose 117.4%, the S&P 500 rose 297%, and CEO pay rose 535%. During the same period, average worker pay rose 32%;

. The average large company CEO made 475 times more than the average production worker in 1999 (Business Week). If the pay of the average manufacturing worker had increased as fast as CEO pay between 1990-1999, it would be $ 114,035/year, not $ 23,753/yr. If minimum wage rose as fast as CEO pay it would be $ 24.13/hour, [*25] not $ 5.15/hour;

. Business leaders and thinkers ranging from J.P. Morgan to Peter Drucker have argued against wide pay gaps and call for limits on executive pay;

. ExxonMobil's CEO was awarded $ 24,717,785 in overall compensation in 1999 (2000 proxy statement);

. A Price Waterhouse survey of securities' issuers in 1992 found that as many as 62% of responding companies had known of environmental liability exposures that were not yet recorded in financial statements;

. ExxonMobil has been sued for up to $ 4.7 million for nearly 200 violations of the Clean Air Act and has been sued with a partner company for $ 4.8 million for toxic discharges into San Francisco Bay (The Herald, Glasgow). Federal and State agencies have initiated numerous actions against the company. Our liabilities for the Valdez spill have yet to be settled.

RESOLVED: Shareholders request that the Board Compensation Committee should consider non-financial factors, including social and environmental concerns, in determining compensation for top executives. We recommend the Committee consider setting executive performance goals that take into account disparities between increases in top executives' compensation [*26] and that of the lowest paid workers, as well as to environmental liability and progress.

STATEMENT OF SUPPORT

One reason why we believe there should be an examination of the executive compensation packages of this company is the amount of misinformation our Company continues to release to shareholders and the public. We believe that ExxonMobil has misinformed shareholders about global warming with inaccurate statements and unreliable information. In addition we believe CEO Lee Raymond made inaccurate statements and used unreliable information when discussing global warming at the May 2000 Annual Meeting.

Links between executive compensation and environmental performance do not impose arbitrary limits. Instead, they address issues of

. The lost profitability represented by waste by-products released into the environment instead of being utilized in production processes.

. The increasing detrimental and unstable environmental impacts of operating waste and output.

By joining executive compensation with social and environmental liability and progress, our company can establish social and environmental accountability as an integral business goal that positively impacts the bottom [*27] line and helps to reverse global trends of waste and degradation.

EXHIBIT 4

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

Mr. T. Peter Townsend
Vice President - Investor Relations
and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

January 22, 2002

Dear Mr. Townsend:

You have asked us to clarify the following quotation that was drawn from a 1992 Price Waterhouse (now PricewaterhouseCoopers) survey that was entitled Accounting for Environmental Compliance: Crossroad of GAAP, Engineering, and Government.

> ***" ...Fully 62% of the survey respondents indicate that they have known exposures not yet recorded in their financial statements."***

In this regard, we offer the following clarifying comments:

1. When taken in the context of the overall survey and the immediately surrounding textual commentary, this statistic was intended to illustrate the complexity involved with applying the then existing accounting literature to the then existing environment. In this time frame, environmental compliance, regulation and law were rapidly evolving which made application of accounting standards particularly challenging – a central point in the survey.

2. In 1994, Price Waterhouse conducted a follow-on survey to the one mentioned above. In this updated survey, a statistic comparable to the above was not mentioned. However, the findings did state: ***"companies are recognizing their liabilities sooner despite the continuing difficulties in determining probability and estimating cost."***

3. Since the 1992-1994 time frame, the regulatory and legal environment and accounting practice related to environmental obligations have evolved significantly due to a number of factors, including the issuance of SEC Staff Accounting Bulletin 92 "Accounting and disclosures relating to loss contingencies." As such, with the issuance of new clarifying accounting literature and regulatory guidance, the insights from the survey taken in 1992 and the follow-on survey in 1994 have lost relevance.

PRICEWATERHOUSECOOPERS

Mr. T. Peter Townsend
January 22, 2002

Should you have additional questions on this matter, we would be pleased to provide further clarifications.

Sincerely,

PricewaterhouseCoopers LLP

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1473 Telephone
972 444 1432 Facsimile
lisa.k.bork@exxon.com

Lisa K. Bork
Counsel

ExxonMobil

March 14, 2002

VIA Fax and FedEx
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn: Kier Gumbs, Esq.
Office of Chief Counsel
Division of Corporation Finance

Re: **Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8**
Omission of Shareholder Proposal -- Linking Social and Environmental Concerns in Determining Executive Compensation

Response to Mr. Paul Neuhauser's Letter dated March 3, 2002 (received by the Company on March 13, 2002)

Dear Sir or Madam:

The purpose of this letter is to respond to certain arguments and statements made by Mr. Paul M. Neuhauser in his letter dated March 3, 2002 to the Office of the Chief Counsel of the Securities and Exchange Commission. Mr. Neuhauser wrote on behalf of the Sisters of St. Dominic of Caldwell, NJ and various co-filers in connection with the shareholder proposal they submitted to Exxon Mobil Corporation ("ExxonMobil" or the "Company") for inclusion in ExxonMobil's proxy material for its 2002 annual meeting of shareholders.

We realize that time for consideration is short. However, Mr. Neuhauser has made several misstatements in his letter which we feel we must rebut so that the Staff has an accurate set of facts on which to base its decision.

Rule 14a-8(i)(3)

Mr. Neuhauser is correct in stating that an identical proposal was submitted to ExxonMobil last year. However, he is **incorrect** in stating that ExxonMobil made the identical (i)(3) arguments last year, perhaps doing so in an attempt to imply to the Staff that there is no need to change its position from last year. For ease of reference, we will take his arguments in the order and form in which they are made in his letter.

Item 1. Mr. Neuhauser has conceded that the sentence referenced in this item should be taken out.

Item 2. ExxonMobil's arguments with respect to the matters set forth in Item 2 are **new** this year. A copy of last year's letter to the SEC is attached as Exhibit 1. (For a full record of last year's correspondence, please see Exhibit 3 to the Company's January 22, 2002 letter.) The only sentences from the proposal that were mentioned in last year's letter were those from Item 1 (which Mr. Neuhauser has agreed to delete) and Item 3, which is discussed below. The "very extensive argumentation submitted to the Staff" last year all related to the sentence in Item 1, **not** the sentences being challenged in Item 2. In fact, the Staff concurred with the Company's arguments last year with respect to Item 1, as discussed above and as conceded by Mr. Neuhauser. It is completely false for Mr. Neuhauser to assert to the SEC that the Company is making the same arguments as last year with respect to Item 2. Thus, the Company is not asking for "reconsideration of that Staff opinion," as Mr. Neuhauser claims.

Mr. Neuhauser goes on to assert that the two sentences challenged by ExxonMobil in Item 2 on the grounds of irrelevance are not in fact irrelevant to the proposal, yet he makes no arguments in defense of this position. As more fully articulated in ExxonMobil's letter dated January 22, 2002, the two sentences from the proposal merely set forth Proponent's opinion that the Company and the CEO are making "inaccurate statements" and using "unreliable information". There is no attempt by Proponent to link the substance of these sentences (Proponent's opinion on climate change) to the subject of the proposal (executive compensation). Likewise, Mr. Neuhauser makes no attempt to explain how these two sentences are relevant to the proposal.

Item 3. It is true that last year ExxonMobil challenged the sentence in Proponent's proposal citing a 1992 Price Waterhouse survey. However, only one of the two arguments made by ExxonMobil in its letter this year is the same as the one made last year: the argument that the survey is so old that it is false and misleading to cite it in the proposal. While this one argument is the same, the facts are different this year in that (1) PricewaterhouseCoopers ("PwC") has now commented on this issue, and (2) the survey is one year older than it was last year - at some point the survey has to be so obsolete as to be completely misleading to shareholders.

Mr. Neuhauser then goes on to unfairly impugn the integrity of PwC in an attempt to discredit the opinions PwC espoused in its letter attached to ExxonMobil's January 2002 letter to the SEC (the "PwC Letter"). His accusations are baseless and completely inappropriate. First, the Company obtained the PwC Letter because PwC is in the best position to comment on its own survey - a survey that Proponent is attempting to use as support for its position.

Further, for Mr. Neuhauser to allege without any basis that PwC is not a truly independent auditor is exceedingly irresponsible and inflammatory. Mr. Neuhauser's reciting of statistics regarding non-audit services performed by PwC for the Company provides no support for his assertions. Mr. Neuhauser is serving up a red herring and playing upon people's heightened interest in the issue of auditor independence - when in fact auditor independence and the accompanying issue of the accuracy of a company's financial statements have nothing to do with the issue at hand.

In sum, it is extremely misleading for Mr. Neuhauser to blatantly misstate that the Company has made "identical arguments" in its letter this year when there is indeed very little overlap. Further, Mr. Neuhauser's baseless accusations concerning PwC's independence are unrelated to the issues raised by the proposal.

Rule 14a-8(i)(10)

Mr. Neuhauser strongly implies that the Company made false statements in its January 22, 2002 letter by citing supposedly contradictory language from the Company's 1997 Proxy Statement. However, the language quoted by Mr. Neuhauser is completely inapplicable to the issues raised by the Company in the January 2002 letter, and indeed his statements are blatantly false, for the following reasons:

- The language quoted by Mr. Neuhauser from 1997 applies only to performance-based incentive awards - i.e., cash bonuses and earnings bonus units (EBU's) awarded by the Company to certain officers. The quoted language has nothing to do with the setting of salaries or awarding of stock options - two major components of executive compensation.
- The "attainment of objective, pre-established goals based on one or more [enumerated financial] criteria" (which language is quoted by Mr. Neuhauser from the 1997 Proxy Statement), provides only a threshold that must be met before *any* bonuses or EBU's may be awarded to executives.[1] However, once this threshold is met, **the BCC uses any criteria it deems appropriate to determine the actual amount of bonuses and EBU's** (below a certain ceiling amount) to be paid to the affected executives. As

[1] The purpose of the 1997 proposal, as stated in the 1997 Proxy Statement was (1) to satisfy applicable provisions of the Internal Revenue Code, in order for the Company to continue to be entitled to U.S. income tax deductions for compensation paid or accrued under certain performance awards to certain executives, and (2) to continue to provide the BCC with discretion and flexibility. (See Exhibit 2 for a copy of the 1997 proposal.)

stated in the BCC Report in the 2001 Proxy Statement, "no particular formula is used and no specific weight is given to the various measures of performance considered by the BCC." See Exhibit 2 to the Company's January 2002 letter for the complete BCC Report.

The passage cited by Mr. Neuhauser in no way conflicts with the statements made by the Company in the January 2002 letter to the SEC. It is simply and completely inaccurate for Mr. Neuhauser to say: "... the Company's incentive plan presently expressly limits the BCC to consideration of certain enumerated financial measures, thereby prohibiting the consideration of 'social and environmental' criteria." (See penultimate paragraph of Mr. Neuhauser's letter.) This is **not** true. The incentive plan **does not limit the BCC to consideration of enumerated financial measures**. Once the initial performance threshold is met (thus enabling the Company to deduct the bonuses and EBU's for U.S. income tax purposes), the BCC can and does consider other factors in awarding bonuses and EBU's.

Conclusion

For the reasons set forth above, we believe that Mr. Neuhauser's arguments are completely without foundation, and we reiterate our positions as stated in the Company's letter to the SEC dated January 22, 2002.

If you have any questions or require additional information, please contact me directly at 972-444-1473. In my absence, please contact James E. Parsons at 972-444-1478. Please file-stamp the enclosed copy of the letter and return it to me in the enclosed envelope. In accordance with SEC rules, I am also enclosing five additional copies of this letter and the enclosures.

Sincerely,

Lisa K. Bork

LKB
Enclosures

cc - w/enc: **Proponent (Via FedEx):**
Sister Patricia A. Daly
Corporate Responsibility Representative
Sisters of St. Dominic of Caldwell, NJ
Office of Corporate Responsibility
52 Old Swarswood Station Road
Newton, NJ 07860

Co-Filers (Via U.S. Mail):

Rev. Joseph P. LaMar, M.M.
Maryknoll Fathers and Brothers
P.O. Box 305
Maryknoll, NY 10545-0305

Ms. Linda Hincken
Sisters of St. Dominic
555 Albany Avenue
Amityville, NY 11701-1197

Ms. Cathy Rowan
Corporate Social Responsibility Coordinator
Maryknoll Sisters
100 Ryder Road
Maryknoll, NY 10545-0311

Sister Valerie Heinonen
Corporate Responsibility Consultant
Ursuline Sisters of Tildonk
United States Province
81-15 Utopia Parkway
Jamaica, NY 11432-1308

Sister Valerie Heinonen
Corporate Responsibility Consultant
Mercy Consolidated Asset Management Program
205 Avenue C, #10E
New York, NY 10009

Sister Rosamond Blanchet, RSHM
Provincial Councillor
Religious of the Sacred Heart of Mary
Provincial Center
50 Wilson Park Drive
Tarrytown, NY 10591-3023

Sister Eileen Reilly, SSND
School Sisters of Notre Dame
345 Belden Hill Road
Wilton, CT 06897-3898

Co-Filers (cont'd.):

Ms. Connie J. Takamine
General Board of Global Ministries of The United Methodist Church
475 Riverside Drive
New York, NY 10115

Ms. Aundreia Alexander
Director
National Ministries American Baptist Churches USA
P.O. Box 851
Valley Forge, PA 19482-0851

Sister Barbara Netek, IWBS
Justice and Peace Committee, Chair
Convent Academy of the Incarnate Word
2930 South Alameda
Corpus Christi, TX 78404-2798

Attorney (Via Fax: 949.854.1620): Paul M. Neuhauser

EXHIBIT 1

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1467 Telephone
972 444 1435 Facsimile

William R. Buck
Counsel

ExxonMobil

January 19, 2001

VIA NETWORK COURIER
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

RE: **Securities Exchange Act of 1934 Section 14(a); Rule 14a-8**
Omission of Shareholder Proposal Regarding Executive Compensation Factors

Dear Sir or Madam:

Exxon Mobil Corporation ("ExxonMobil" or the "Company") has received the shareholder proposal attached as Exhibit 1 from the Sisters of St. Dominic of Caldwell and two others for inclusion in the Company's proxy material for its 2001 annual meeting of shareholders. ExxonMobil intends to omit the proposal from its proxy statement on the grounds that it contains numerous false and misleading statements in violation of Rule 14a-8(i)(3) – violation of proxy rules. We respectfully request the concurrence of the Staff of the Division of Corporation Finance that no enforcement will be recommended if the Company omits the proposal from its proxy materials. This letter and its enclosures are being sent to the Commission pursuant to Rule 14a-8(j).

The Proposal

The proposal (attached in its entirety as Exhibit 1) provides:

> Shareholders request that the Board Compensation Committee should consider non-financial factors, including social and environmental concerns, in determining compensation for top executives. We recommend the Committee consider setting executive performance goals that take into account disparities between increases in top executives'

compensation and that of the lowest paid workers, as well as to environmental liability and progress.

Reasons for Omission

The Proposal may be excluded under Rule 14a-8(i)(3), which prohibits material contrary to the Commission's proxy rules

The Company believes that the Proposal violates Rule 14a-9 in that it contains false and misleading statements and is, therefore, excludible under 14a-8(i)(3). Specifically, the Company objects to the following assertions:

- In the preamble to the resolution, the proposal provides:

  "A Price Waterhouse survey of securities' issuers in 1992 found that as many as 62% of responding companies had known of environmental liability exposures that were not yet recorded in financial statements"

  The Company has two objections to this statement. First, whether true or not when initially published, at some point data becomes so stale as to be misleading. The Price Waterhouse study referenced by the Proponents is, at best, based upon 1992 data -- data that is now at least nine years old. Since the Proponents offer up the information as fact, they should have an obligation to verify that it remains true after the passage of so much time.

  Secondly, and much more importantly, Proponent's desired implication is that ExxonMobil has somehow failed in its own duty to appropriately record and disclose environmental liability exposures. Rule 14a-9 expressly addresses such an implication in an example providing:

  The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section. ...
  (b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation. (17 CFR 240.14a-9)

  Proponents have not, and can not, offer any proof whatsoever in support of such implication. When considered in the context of the Proponent's overall proposal, the implication is false and misleading, and thus excludible.

- In the Supporting Statement, the Proponents assert:

  > One reason why we believe there should be an examination of the executive compensation packages of this company is the amount of misinformation our Company continues to release to shareholders and the public. (emphasis added)

  Proponents offer absolutely no foundation for this assertion, which the Company maintains is wholly and absolutely false. Proponents do not even bother to identify it as their personal belief. On the contrary, they offer it up as fact clearly contrary to the rules outlined above.

Apart from the specific assertions referenced above, the Company requests that the Staff consider the overall tone of the Proposal. Its entire structure, word choice, and selective combination of fact and opinion is purposefully designed to lead shareholders to conclude that the Company has somehow intentionally failed in its reporting obligations under SEC rules, in its obligations to comply with applicable environmental rules, or in its obligations to manage the business in the best interest of the shareholders. Essentially no real facts are set forth in support of this intended conclusion, but the overall impact is to damage the Company's reputation and image in the eyes of its shareholders. While there is no question as to a shareholder's right to disagree with the policies and practices of the corporation he or she owns, it does not necessarily follow that a shareholder has the right to disparage that corporation through the proxy process based on that disagreement alone. It is only reasonable that shareholders seeking to use the proxy process be required to deal in facts -- and that they be required to get their facts right. For these reasons, the Company believes this Proposal may be omitted on the grounds that it is false and misleading in violation of proxy rules.

If you have any questions or require additional information, please contact the undersigned directly at 972-444-1467. In my absence, please contact Lisa K. Bork at 972-444-1473. Please file-stamp the enclosed copy of this letter without exhibits and return it to me. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to The Sisters of St. Dominic of Caldwell

Very truly yours,

Enclosures

cc: The Sisters of St. Dominic of Caldwell

bcc: L. K. Bork
S. M. Derkacz
R. E. Gutman
D. G. Henry
F. L. Reid
T. P. Townsend
M. S. Woodburn

EXXON MOBIL
Linking Social and Environmental Concerns in Determining Executive Compensation

WHEREAS:

- We believe that executive compensation should reflect not only the financial performance of a company, but also the total performance, including social and environmental criteria;
- During the period 1990-1999, corporate profits rose 117.4%, the S&P 500 rose 297%, and CEO pay rose 535%. During the same period, average worker pay rose 32%;
- The average large company CEO made 475 times more than the average production worker in 1999 (*Business Week*). If the pay of the average manufacturing worker had increased as fast as CEO pay between 1990-1999, it would be $114,035/year, not $23,753/yr. If minimum wage rose as fast as CEO pay it would be $24.13/hour, not $5.15/hour;
- Business leaders and thinkers ranging from J.P. Morgan to Peter Drucker have argued against wide pay gaps and call for limits on executive pay;
- ExxonMobil's CEO was awarded $24,717,785 in overall compensation in 1999 (2000 proxy statement);
- A Price Waterhouse survey of securities' issuers in 1992 found that as many as 62% of responding companies had known of environmental liability exposures that were not yet recorded in financial statements;
- ExxonMobil has been sued for up to $4.7 million for nearly 200 violations of the Clean Air Act and has been sued with a partner company for $4.8 million for toxic discharges into San Francisco Bay (*The Herald,* Glasgow). Federal and State agencies have initiated numerous actions against the company. Our liabilities for the Valdez spill have yet to be settled.

RESOLVED: Shareholders request that the Board Compensation Committee should consider non-financial factors, including social and environmental concerns, in determining compensation for top executives. We recommend the Committee consider setting executive performance goals that take into account disparities between increases in top executives' compensation and that of the lowest paid workers, as well as to environmental liability and progress.

STATEMENT OF SUPPORT

One reason why we believe there should be an examination of the executive compensation packages of this company is the amount of misinformation our Company continues to release to shareholders and the public. We believe that ExxonMobil has misinformed shareholders about global warming with inaccurate statements and unreliable information. In addition we believe CEO Lee Raymond made inaccurate statements and used unreliable information when discussing global warming at the May 2000 Annual Meeting.

Links between executive compensation and environmental performance do not impose arbitrary limits. Instead, they address issues of

- The lost profitability represented by waste by- products released into the environment instead of being utilized in production processes.
- The increasing detrimental and unstable environmental impacts of operating waste and output.

By joining executive compensation with social and environmental liability and progress, our company can establish social and environmental accountability as an integral business goal that positively impacts the bottom line and helps to reverse global trends of waste and degradation.

EXHIBIT 2

EXXON CORPORATION

Notice of Annual Meeting April 30, 1997 *and* Proxy Statement



be completed no later than the tenth anniversary of the grantee's date of termination.

DERs which may be awarded under the 1993 Program give the recipient the right to receive credits for dividends that would be paid if the grantee held a specified number of shares of Common Stock, either as a component of another award or as a freestanding award. Dividend equivalents credited to the holder of a DER may be paid currently or be deemed to be reinvested in additional shares (which may thereafter accrue additional dividend equivalents) at fair market value at the time of deemed reinvestment. DERs may be settled in cash, shares, or a combination thereof, in a single installment or installments, as specified in the award. In addition, awards payable in cash on a deferred basis may provide for crediting and payment of interest equivalents.

Other forms of award based on, payable in, or otherwise related in whole or in part to Common Stock of the Corporation may be granted under the 1993 Program if the granting authority determines that such awards are consistent with the purposes and restrictions of the 1993 Program. The terms and conditions of such awards shall be specified by the grant. Such awards may be granted for no cash consideration, for such minimum consideration as may be required by applicable law, or for such other consideration as may be specified by the granting authority.

In the event of any stock split, stock dividend, or other relevant change in capitalization that is determined to be dilutive to outstanding awards, the 1993 Program provides that appropriate adjustment will be made in the number of shares and the purchase price per share, if any, under such awards and in determining the number of shares available for future awards. Accordingly, as a result of the two-for-one stock split described on page 1 of this proxy statement, the number of shares available for future grants under the 1993 Program on the effective date of the stock split, as well as the limit on individual option and SAR grants contained in the proposed amendment, if approved, will be doubled and appropriate adjustments will be made to outstanding awards.

The 1993 Program provides that awards are not transferable except by will or the laws of descent and distribution. An award may permit the recipient to pay applicable withholding taxes by surrendering previously owned shares or authorizing the Corporation to withhold shares otherwise deliverable under the award.

The number of stock options or other forms of award that will be granted hereafter under the 1993 Program is not currently determinable. Information regarding stock options and restricted stock awarded to the named executive officers in 1996 is provided on page 9 of this proxy statement. In addition, in 1996, (i) options for 909,000 shares and 33,000 shares of restricted stock were granted to all current executive officers as a group; and (ii) options for 5,074,945 shares and 25,000 shares of restricted stock were granted to all other eligible employees, including current officers who are not executive officers. Directors who are not executive officers of the Corporation are not eligible for awards under the 1993 Program.

At December 31, 1996, 1,242,078,503 shares of Common Stock of the Corporation were outstanding (excluding shares held by the Corporation). The last closing price of a share of Common Stock on the New York Stock Exchange consolidated tape on January 31, 1997 was $103⅝.

Performance-based incentive awards
(Item 3 on proxy card)

The following proposal will be offered by the Board of Directors:

Resolved, That in order to entitle the Corporation to continue to deduct, for U.S. income tax purposes, the compensation expense resulting from certain performance awards (exclusive of stock options and SARs) to certain executives, the shareholders of the Corporation hereby approve the following material terms under which such awards may be granted hereafter to such executives as provided in Internal Revenue Code Section 162(m) and the regulations thereunder, as the same may be amended from time to time ("Section 162(m)"):

— The class of employees eligible for awards under these terms consists of the chief executive officer, the other four most highly compensated officers, and other key employees designated by the Board Compensation Committee ("BCC") as of the end of each taxable year of the Corporation.

— Performance-based awards under these terms shall require attainment of objective, pre-established goals based on one or more of the following criteria: earnings per share, net income, cash flow, operating income, return on capital employed, and total shareholder return. Such goals shall be established by the BCC, which shall be comprised of "outside directors" as that term is defined in Section 162(m).

— The maximum amount of performance-based awards granted to any recipient under these terms for any one year shall not exceed two tenths of one percent (0.2%) of the Corporation's net income from operations. The BCC may grant a recipient less, but not more, than the maximum award.

The foregoing material terms of performance-based incentive awards shall become effective on the date shareholder approval is obtained.

BOARD OF DIRECTORS RECOMMENDATION—
The Board recommends a vote FOR this proposal.

The intent of this proposal is (1) to satisfy applicable provisions of the Internal Revenue Code, as interpreted by the Internal Revenue Service, in order for the Corporation to continue to be entitled to U.S. income tax deductions for compensation paid or accrued under certain performance awards to certain key employees and (2) to continue to provide the BCC the discretion and flexibility required by the complex, highly technical, and long-term nature of the Corporation's business. These terms do not amend the 1993 Program. Awards in accordance with these terms may be granted under the 1993 Program or under another applicable plan or arrangement of the Corporation.

The Internal Revenue Code was amended in 1993 to add Section 162(m), which limits tax deductions previously allowed for certain compensation to the chief executive officer and the other four most highly compensated officers unless such compensation meets certain requirements. Under these requirements, such compensation must be "performance-based" and the material terms of such compensation must be approved by shareholders. For the past three years under Section 162(m) transition rules, the BCC has established upper limits on certain performance awards in the form of short-term awards (consisting of cash bonuses and EBUs) to certain key employees dependent on attainment of a broad performance measure based on earnings per share. The BCC has exercised its discretion in each of the past three years to reduce awards from this limit to the amount determined to be appropriate. If the proposed material terms are approved by shareholders, it is expected that the BCC will continue to use its discretion to make future awards that are lower than the proposed maximums. A fuller discussion of the BCC's approach to short-term and other awards is contained on pages 12 through 15 of this proxy statement.

It is expected that only executive officers named in the Summary Compensation Table will be granted awards under these terms. The amount of such awards that will hereafter be awarded is not currently determinable. Information regarding awards of this type in the form of cash bonuses and EBUs made to the named executive officers in 1996 is provided on pages 9 and 11, respectively, of this proxy statement.

The Board of Directors believes that approval of these terms is in the best interests of the Corporation and its shareholders because such approval will entitle the Corporation to continue to deduct for U.S. income tax purposes amounts paid or accrued for certain performance awards to certain executives. If this resolution is not approved by shareholders, the B[illegible]d has made no determination as to what action, if any, will be taken with respect to this matter.

Ratification of the appointment of independent public accountants
(Item 4 on proxy card)

The following proposal will be offered by the Board o Directors:

Resolved, That the appointment, by the Board o Directors of the Corporation, of Price Waterhouse LLP a independent public accountants to make an examinatio of the accounts of the Corporation and its subsidiar companies for the year ending December 31, 1997 effective upon ratification by the shareholders, be, and hereby is, ratified; and that a representative of Pric Waterhouse LLP be requested to attend the annu meeting of shareholders to be held in 1998.

BOARD OF DIRECTORS RECOMMENDATION—
The Board recommends a vote FOR this proposal.

Price Waterhouse LLP has offices in most countrie where affiliates of the Corporation operate, which is a essential requirement. The Board believes that Pri Waterhouse LLP has demonstrated that it is well qual[illegible] to make an independent examination of the accounts the Corporation. Representatives of Price Waterhou LLP will be present at the 1997 annual meeting shareholders and will have the opportunity to make su statements as they may desire. Those representatives v also be available to respond to appropriate questio from the shareholders present.

The services provided by Price Waterhouse L include examinations of the Corporation's ann consolidated financial statements, statutory examinatic of affiliated companies' financial statements, examinati of financial statements of employee benefit pla certification of various special-purpose financial repc and reports to comply with regulations of the Securit and Exchange Commission and other governme agencies, the preparation of tax returns for employees foreign assignments insofar as such tax returns pertair their assignments outside their home countries, a assistance and advice to various affiliates with respec certain tax and systems matters.

SHAREHOLDER PROPOSALS

Shareholder proponents have stated their intention to present the following proposals at the 1997 annual meeting. In accordance with applicable proxy regulations of the SEC, the shareholdings of the proponents will be furnished by the Corporation to any person, orally or in writing as requested, promptly upon the receipt of oral or written request therefor addressed to Secretary of the Corporation. The proposals supporting statements, for which the Board of Direc and the Corporation accept no responsibility, are set f

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

134 Opal
Balboa Island, CA 92662

Tel: (949) 673-5223 Email: pmneuhauser@aol.com

March 3, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Kier Gumbs, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to ExxonMobil Corporation

Via fax

Dear Sir/Madam:

I have been asked by the Community of the Sisters of St Dominic of Caldwell, N.J., the Catholic Foreign Missionary Society of America (the Maryknoll Fathers and Brothers), the Maryknoll Sisters, the Sisters of the Order of St Dominic (Amityville, N.Y.), the Ursuline Sisters of Tildonk, the Mercy Consolidated Asset Management Program, the Religious of the Sacred Heart of Mary, the School Sisters of Notre Dame (Wilton, CT.), the Convent Academy of the Incarnate Word, the American Baptist Churches USA (National Ministries) and the General Board of Global Ministries of the United Methodist Church (who are jointly referred to hereafter as the "Proponents"), each of which is a beneficial owner of shares of common stock of ExxonMobil Corporation (hereinafter referred to as "Exxon" or the "Company"), and who have jointly submitted a shareholder proposal to Exxon, to respond to the letter dated January 22, 2002, sent to the Securities & Exchange Commission by the Company, in which Exxon contends that the Proponents' shareholder proposal may be excluded from the Company's year 2002 proxy statement by virtue of Rules 14a-8(i)(10) and 14a-8(i)(3).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Exxon's year 2002 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponents' shareholder proposal requests the Company to consider non-financial factors, i.e. "social and environmental concerns", in determining compensation for its senior management.

Rule 14a-8(i)(3)

An identical proposal was submitted to Exxon last year, and the Company made the identical (i)(3) arguments last year. The Staff properly rejected two of the Company's three arguments last year but sustained the third.

Item 1

The Proponents regret their error in submitting a proposal identical to that submitted last year, rather than submitting the revised proposal that actually appeared in last year's proxy statement. This was done by oversight and the Proponents are pleased to amend their proposal to conform it to the Staff's ruling of last year. I am authorized to, and by copy of this letter sent to the Company do hereby, amend the proposal to delete the sentence in the supporting statement which begins "One reason why" and ends ". . . the public."

Item 2

The Company's arguments with respect to item 2 of its letter were fully considered by the Staff last year after very extensive argumentation submitted to the Staff on behalf of both the Company and last year's proponents. The Company is, in effect, asking for reconsideration of that Staff opinion without submitting any new reasons or arguments. Therefore, no reason appears why that Staff decision should be re-examined. (For substantive support for the statements made, we refer the Staff to the extensive documentation submitted to the Staff last year on behalf of last year's proponents.)

Furthermore, we fail to understand why statements by the Proponents about the social and environmental performance of the Company's CEO is not relevant to a shareholder proposal requesting that social and environmental performance be taken into account in setting the compensation of senior management.

Item 3

As far as item 3 in the Company's letter is concerned, the Staff also fully considered this matter last year and the only new element is the PricewaterhouseCoopers letter (the "PWC Letter") set forth as Exhibit 4 to the Company's no-action letter request. The PWC Letter, however, adds nothing to the Company's argument. It does not state that the 1992 survey is irrelevant, but rather that the figures are less relevant (see the carefully chosen phrase "have lost relevance") than they were at the time of the survey.

Furthermore, in considering the weight to be given to the PWC Letter, it should be noted that PricewaterhouseCoopers ("PWC") is Exxon's so-called "independent auditor". How independent PWC is is a matter of opinion. Exxon's 2001 proxy statement reveals that PWC received some 357% more for various consulting services than it received from Exxon for its auditing services. Perhaps the PWC letter is among the current year's non-auditing services performed by PWC for Exxon.

If the Company truly believes that the 1992 survey is less relevant today than it was in 1992, let it so state in its Statement in Opposition. The Proponents description of the 1992 survey is accurate and therefore cannot violate Rule 14a-9.

Rule 14a-8(i)(10)

We find it difficult in the extreme to believe that Exxon is making a serious (or honest) mootness argument. The Proponents' shareholder proposal requests that the Board Compensation Committee (the "BCC") consider social and environmental performance in setting the compensation of senior management. The Company's letter sets forth the measures of performance considered by the BCC as "financial results, including operational earnings and cost management". This is quite consistent with the Company's 2001 proxy statement which lists the performance measures for both Long Term Incentive Awards and Short Term Incentive Awards as "net income, earnings per share, return on capital employed, return on equity, dividends, and operational excellence".

However, the Company's no-action letter request goes on to state that the BCC also considers "corporate citizenship, safety performance [and] environmental performance". Frankly, we find it difficult in the extreme to credit this statement and can only conclude that either Exxon is prevaricating now or in its 1997 proxy statement wherein it requested shareholder approval for its performance based incentive awards (see item 3 of the 1997 proxy statement). In the 1997 proxy statement, which, unlike the Company's no-action letter request, was of course subject to Rule 14a-9, Exxon stated the criteria for performance based awards as follows:

> Performance-based awards under these terms shall require attainment of objective, pre-established goals based on one or more of the following criteria: earnings per share, net income, cash flow, operating income, return on capital employed, and total shareholder return. Such goals shall be established by the BCC, which shall be comprised of 'outside directors' as that term is defined in Section 162(m).

Nor does the description of senior executive's base salary appear to allow consideration of "social and environmental" concerns. Exxon's 2001 proxy statement describes how base salaries are set:

> Each year, we adjust ExxonMobil's salary structure based on competitive positioning (comparing ExxonMobil's salary structure with salaries paid by other companies), ExxonMobil's own business performance, and general economic factors. Specific weights are not given to these factors, but competitive positioning is the most important factor. . . . Therefore, ExxonMobil targets its salary ranges between the median and high end of the survey data. Within these ranges, we determine individual executive salaries based on individual performance, level of responsibility, and experience.

Thus, the Exxon's own proxy statements are totally inconsistent with any claim that the Company presently uses "social or environmental" criteria in setting the incentive compensation of senior management, as requested by the Proponents' shareholder proposal. Since the Company's incentive plan presently expressly limits the BCC to consideration of certain enumerated financial measures, thereby prohibiting the consideration of "social and environmental" criteria, and since the base salary criteria ignores any such social and environmental criteria, the first sentence of the Proponents' shareholder proposal cannot possibly be moot.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at (thru March 31) 949-673-5223 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received thru March 31 at 949-854-1620. Please also note that the undersigned may be reached by mail or express delivery at the letterhead California address thru March 31 (thereafter inquire for updated contact information via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Lisa K. Bork, Esq.
All proponents
Ariane Van Buren
Sister Pat Wolf

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

134 Opal
Balboa Island, CA 92662

Tel: (949) 673-5223 Email: pmneuhauser@aol.com

March 16, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Kier Gumbs, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to ExxonMobil Corporation

Via fax

Dear Sir/Madam:

On March 3, 2002, I forwarded to you a letter on behalf of my clients, the Community of the Sisters of St Dominic of Caldwell, N.J., the Catholic Foreign Missionary Society of America (the Maryknoll Fathers and Brothers), the Maryknoll Sisters, the Sisters of the Order of St Dominic (Amityville, N.Y.), the Ursuline Sisters of Tildonk, the Mercy Consolidated Asset Management Program, the Religious of the Sacred Heart of Mary, the School Sisters of Notre Dame (Wilton, CT.), the Convent Academy of the Incarnate Word, the American Baptist Churches USA (National Ministries) and the General Board of Global Ministries of the United Methodist Church (who are jointly referred to hereafter as the "Proponents"), who had jointly submitted a shareholder proposal to ExxonMobil Corporation (hereinafter referred to as "Exxon"), in response to Exxon's no-action letter request dated January 22, 2002, concerning the Proponent's shareholder proposal requesting Exxon to consider non-financial factors, i.e. "social and environmental concerns", as well as disparity of compensation, in determining compensation for its senior management.

I am in receipt of a supplemental letter, dated March 14, 2002, sent by Exxon to the Securities and Exchange Commission which letter responds to my letter dated March 3, 2002. At this time I am supplementing the discussion to be found in the section of my earlier letter designated Rule 14a-8(a)(i)(10).

1.

The Internal Revenue Code, Section 162(m) (26 USC 162(m)(4)(C)(ii) requires that all material terms of eligible incentive plans be submitted to a vote of the shareholders:

> (ii) the material terms under which the remuneration is to be paid, including the performance goals, are disclosed to shareholders and approved by a majority of the vote in a separate shareholder vote before the payment of such remuneration

Exxon's incentive plans were last submitted for a shareholder vote in 1997. (See Exhibit 2 to Exxon's letter of March 14, 2002.) No reference was made in the 1997 proxy statement to using social responsibility or environmental performance as a compensation criterion. Consequently, either Exxon does not consider the use of social responsibility or environmental criteria to be a material part of the plan or its performance goals, or, if it does, the shareholder vote was invalid and the payments made under the plan were not deductible by the Company.

Assuming that Exxon agrees that payment for socially responsible or environmental performance is not a *material* part of its present incentive plan, it is clear that it has not substantially implemented the Proponents' shareholder proposal.

2.

Not only is there no reference to using social responsibility and environmental performance in 1997 proxy statement requesting shareholder approval of the Exxon compensation scheme, there is no mention of such criteria in either Exxon's 1993 Long Term Incentive Program (as amended January 26, 2000 (see Exhibit 10 (iii)(a) to Exxon's 10-K report for 1999) or in Exxon's Short Term Incentive Program (as amended January 26, 2000) (see Exhibit 10 (iii)(e) to Exxon's 10-K report for 1999).

3.

Exxon's argument is essentially that the BBC can take into account anything that it chooses. This cannot moot a request that the BBC apply certain specific criteria.

4.

There is no evidence, or even any contention, that the BBC has ever *actually* taken social responsibility or environmental performance into account when setting compensation.

For the foregoing reasons, the Proponents' shareholder proposal concerning the use of social responsibility and environmental criteria in setting compensation is not moot.

Additionally, it should be noted that Exxon's argument goes only to one of the two parts of the Proponents' proposal. Consequently, even if the first sentence of the proposal were to be deemed to be moot, Exxon would not have substantially implemented the proposal since it would have implemented only one-half of the proposal.

In conclusion, we reiterate our request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at (thru March 31) 949-673-5223 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received thru March 31 at 949-854-1620. Please also note that the undersigned may be reached by mail or express delivery at the letterhead California address thru March 31 (thereafter inquire for updated contact information via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Lisa K. Bork, Esq.
All proponents
Ariane Van Buren
Sister Pat Wolf

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 27, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2002

The proposal requests that ExxonMobil's Compensation Committee consider social and environmental concerns in determining compensation for top executives, and set executive performance goals that take into account disparities between increases in top executives' compensation and that of the lowest paid workers, as well as environmental liability and progress.

We are unable to concur in your view that ExxonMobil may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view the proposal must be revised as follows:

- delete the sentence that begins "A Price Waterhouse survey ..." and ends "... financial statements"; and
- delete the discussion that begins "One reason why ..." and ends "... at the May 2000 Annual Meeting."

Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Lillian K. Cummins
Attorney-Advisor